MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42nd St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

May 17, 2019

Board of Directors
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

Dear Board Members:

We continue to find serious deficiencies regarding e.l.f. Beauty, Inc.'s ("e.l.f." or the "Company") corporate governance practices, which demand further inquiry from directors. The most recent executive equity grant appears to be a continuation of a deliberate pattern of opportunistically granting equity to executives on dates that served to enrich insiders at the expense of shareholders. Since early 2017, e.l.f. has varied its equity grant dates, earnings release dates, forward guidance, and fiscal year end in a manner that consistently benefited executives at the Company. This is unfair to shareholders and demonstrates that grants to e.l.f. executives may have been made with inadequate or non-existent policies in place.

We assume most of the independent directors were unaware of the unusual grant patterns that benefited senior e.l.f. executives, and we believe our findings easily warrant independent directors and committee chairs to take lead roles in investigating and remediating this deficiency. We are further convinced that circumstances now justify the resignation of Richard Wolford as a director of e.l.f.

Three Consecutive Years of Particularly Well-Timed Equity Grants under McGlashan's Leadership

The Compensation Committee and Board have overseen a troubling pattern of equity grants timed to consistently benefit the senior executives at e.l.f. The past three equity grants have followed this lucrative pattern, and because all key dates have varied year to year, it is highly unlikely that the benefits to the executive team were coincidental.

The charts below illustrate the opportunistic variation of critical dates over the past three years:

No Consistency in Sequencing of Key Events around Grants



Note: On December 13, 2018, e.l.f. announced a change to its Fiscal Year End from December 31 to March 31.

Consistent Pattern of Grants Benefiting Senior Executives



Note: Stock prices for Equity Grant dates represent the closing stock price on that day. Percent changes represent the estimated benefit of granting equity before the release of positive information ("spring-loading") and granting equity after the release of negative information ("bullet-dodging").

We trust objective directors will recognize this troubling pattern. Given the movement of all key dates and the fiscal year end, it is unlikely best practices are currently incorporated into e.l.f.'s grant policies.

As you know, the Compensation Committee was composed solely of TPG Growth ("TPG") designated directors for the 2017 and 2018 grant cycles, with Kirk Perry joining the committee for the 2019 grant. Former director William McGlashan was the Chair of the Compensation Committee for all three grants. Mr. McGlashan and TPG-designated director Richard Wolford's roles in such a troubling fact pattern must be examined by outside independent advisors considering the Company's General Counsel personally benefited from the pattern we have identified and possibly even approved the key dates in question. A distinct pattern of favorable grants over multiple years, combined with evidence of potential ethical lapses from Mr. McGlashan, ought to motivate the e.l.f. Board to thoroughly investigate this matter with independent advisors.

Bullet-Dodging & Spring-Loading the 2019 Grants

As we have previously expressed, the 2019 grants seem particularly egregious and unfair to public shareholders. We are disappointed that the Compensation Committee ignored the shift in e.l.f.'s fiscal year end and made the grants on the same date as the prior year. On February 26, 2019, the Company projected very disappointing results for the transition quarter and offered no yearly guidance or forward looking commentary to investors. e.l.f. shares were immediately pushed down to all-time lows just as the Compensation Committee rewarded the executive team with new grants. Loading executives up with significantly more shares for the 2019 grant as e.l.f. stock traded to all-time lows – based upon management's own disappointing performance and without a clear view of fiscal 2020 projections – strikes us as either cunning or extremely naïve on the part of the Compensation Committee. Either interpretation is unacceptable from the shareholders' point of view.

Now that the Company's results have begun to improve, with additional marketing funded by a leaner cost structure, the share price has rallied off the lows which prevailed at the time of the 2019 equity grant. This has resulted in a windfall to senior executives. e.l.f.'s General Counsel, Scott Milsten, the third highest paid executive at the Company in 2018, perfectly illustrates how the Compensation Committee unjustly enriched senior executives and failed to protect shareholders. On March 1, 2018, Mr. Milsten was granted 81,340 share units when the stock traded at $18.43 per share, making the value of his grant approximately $1.5 million. On March 1, 2019, Mr. Milsten was granted approximately 70% more share units – 138,360 – when the stock traded at $7.95 per share, making the value of his grant approximately $1.1 million at the time (we assume no portion of Mr. Milsten's grants have a price vest component as no such disclosure was made). With e.l.f.'s share price up approximately 50% from the depressed level that prevailed at the time of Mr. Milsten's grants a little over two months ago, the value of this component of his compensation is now approximately $1.6 million. This represents a large increase from the time of the grant, despite the Company's poor operating results and weak share price performance over the past twelve months.

By releasing disappointing guidance for the transition quarter and keeping the equity grant cycle unchanged despite shifting the fiscal year end, the 2019 equity grants appear to be a textbook example of simultaneous bullet-dodging and spring-loading. It is very clear that new grant policies and procedures must be adopted in order to create a fair and equitable process for rewarding and incentivizing e.l.f. executives.

What Good Grant Policy Looks Like

Ulta Beauty, Inc. ("Ulta") is a best-in-class retailer and a critical distribution partner for e.l.f. The company's performance has been nothing short of phenomenal over time and their board treats its public investors as true partners in the business. Ulta's incentive granting policy should be studied by e.l.f.'s Board as a prime example of good corporate governance. The following is from Ulta's most recent definitive proxy statement[1] (**emphasis added**):

> "We have a general policy of making equity grants (stock options and RSUs) for new executive officers and NEOs once our trading window opens on the third business day following the date our earnings announcement is made for each fiscal quarter. The window generally remains open for 30 days. **The annual LTIP grant is generally made in the open window following our fourth quarter earnings announcement.** This timing of stock option, PBS and RSU grants is thus generally consistent with when our executives and directors would be allowed to trade in our common stock under our insider trading policy. **The compensation committee determined that setting the exercise price for stock options at this time was prudent in that it allowed for the market to process all reported public information prior to establishing the price. Such a practice**

---

[1] https://www.sec.gov/Archives/edgar/data/1403568/000155837019003247/def14a.htm

> **thereby eliminates any potential manipulation regarding the timing of stock option grants.** All stock option, PBS and RSU grants for executives and NEOs are approved in advance by the compensation committee."

In their *2018 Proxy Paper Guidelines*[2], independent proxy advisory firm Glass Lewis takes a dim view of granting policies, such as e.l.f.'s, that advantage executives at the expense of shareholders (**emphasis added**):

> **"Glass Lewis views option backdating, and the related practices of spring-loading and bullet-dodging, as egregious actions that warrant holding the appropriate management and board members responsible.** These practices are similar to re-pricing options and eliminate much of the downside risk inherent in an option grant that is designed to induce recipients to maximize shareholder return."
>
> **"Spring-loading is granting stock options while in possession of material, positive information that has not been disclosed publicly. Bullet-dodging is delaying the grants of stock options until after the release of material, negative information. This can allow option grants to be made at a lower price either before the release of positive news or following the release of negative news, assuming the stock's price will move up or down in response to the information. This raises a concern similar to that of insider trading, or the trading on material non-public information."**

Executive Compensation: e.l.f. versus Ulta

We have previously documented how e.l.f.'s senior executives are over-compensated and have taken far too high of a percentage of the Company's profits. It is clear that the Compensation Committee, through some combination of apathy and conflicts of interest, has done a terrible job of negotiating executive remuneration on behalf of the shareholders of e.l.f.

We compared the compensation of the top three senior executives at Ulta to the top three executives at e.l.f. over the past three years and the results are astounding:


e.l.f's top-3 NEOs earned more than Ulta's …
…while Ulta's Market Cap is >30x e.l.f.'s…
…and e.l.f.'s stock has underperformed.
3-Year Cumulative Total Compensation of Top-3 NEOs
Market Capitalization (2)
Stock Price Performance Since e.l.f. IPO (9/21/2016) (2)
Compensation ($ in millions)
$ 50
$ 40
$ 30
$ 20
$ 10
$ -
$45.5
$6.4
$39.1
$41.0
$16.9
$24.1
e.l.f
Ulta
Equity Comp.
All Other Comp. (1)
Market Cap ($ in billions)
$ 20
$ 15
$ 10
$ 5
$ -
$0.6
$20.2
e.l.f
Ulta
45%
35%
25%
15%
5%
(5)%
(15)%
(25)%
(35)%
43.2%
(28.6)%
e.l.f
Ulta

Source: Company Filings and Bloomberg.
(1) All Other Compensation includes Salary, Bonus, Non-Equity Incentive Plan Compensation, and All Other Compensation as defined by each company.
(2) Bloomberg market data as of 5/16/2019.

Ulta is a far larger and more complex organization than e.l.f., and yet, the Company's three senior executives have been compensated more than the three highest paid executives at Ulta despite delivering a negative total return for

[2] http://www.glasslewis.com/wp-content/uploads/2018/01/2018_Guidelines_UNITED_STATES.pdf

shareholders. This fact, combined with the granting patterns we have noted, supports the notion that the Compensation Committee has done almost nothing to represent the interests of the shareholders during negotiations with senior e.l.f. executives.

ISS Recommends Withholding Votes for e.l.f.

Recently, Institutional Shareholder Services, Inc. ("ISS") assigned the Company with its worst corporate governance score and recommended shareholders withhold votes from both Tarang Amin and Beth Pritchard for this year's elections. Given their critical positions as Chairman, CEO and President, and newly appointed Lead Independent Director, respectively, such recommendations are particularly noteworthy. We believe the recommendation reflects a powerful rebuke of e.l.f.'s corporate governance policies and recognition of the Board's inability to adopt professional practices that are more in line with that of a well-run, highly functioning public company.

The Disappearing TPG-Designation for Richard Wolford

We continue to question Richard Wolford's status as a TPG-designated director on the e.l.f. Board. We do not believe the Board has addressed this critical matter with any real substance. Mr. Wolford's position as a TPG-designated director has been consistently documented over the last two years in e.l.f.'s filings with the SEC up until our January 25, 2019 public letter to the Board on this subject.

Date	Form	Comment
3/2017	10-K	"Our Sponsor's designees currently comprise *three* of the seven members of our board of directors."
3/2017	S-1	"Our Sponsor's designees currently comprise *three* of the seven members of our board of directors."
3/2017	424B	"Our Sponsor's designees currently comprise *three* of the seven members of our board of directors."
4/2017	DEF 14A	"TPG Growth's designees currently comprise *three* of our seven directors."
5/2017	10-Q	"Our Sponsor's designees currently comprise *three* of the seven members of our board of directors."
8/2017	10-Q	"Our Sponsor's designees currently comprise *three* of the seven members of our board of directors."
11/2017	10-Q	"Our Sponsor's designees currently comprise *three* of the seven members of our board of directors."
3/2018	10-K	"TPG Growth's designees currently comprise *three* of the eight members of our board of directors."
4/2018	DEF 14A	"TPG Growth's designees currently comprise *three* of our nine directors."
5/2018	10-Q	"TPG Growth's designees currently comprise *three* of the nine members of our board of directors."
8/2018	10-Q	"TPG Growth's designees currently comprise *three* of the nine members of our board of directors."
11/2018	10-Q	"TPG Growth's designees currently comprise *three* of the nine members of our board of directors."
2/2019	10-K	"TPG Growth's nominees (who are William E. McGlashan, Jr. and Maureen C. Watson) currently comprise *two* of the nine members of our board of directors."
4/2019	DEF 14A	"As of March 25, 2019, TPG Growth held 27.1% of our outstanding common stock and therefore was (and is) entitled to nominate *two* individuals to our Board. TPG Growth's designated nominees are currently Mr. Ellis and Ms. Watson."
5/2019	10-Q	TPG Growth's nominees (who are Stephen A. Ellis and Maureen C. Watson) currently comprise *two* of the nine members of our board of directors.

We wonder how it is possible for Richard Wolford to no longer hold the status as a TPG-designated director when all prior public filings with the SEC, up until November 2018, indicate otherwise. It appears that the revision is a reactive maneuver designed to match the language in the Form 10-K to a predetermined conclusion regarding how many designated directors TPG is entitled.

Lest you perceive our concerns on this issue to be unfounded, below is language from the Amended and Restated Certificate of Incorporation that applies uniformly to all TPG-designated directors:

> "Any member of the Board of Directors designated by the TPG Investor pursuant to the Stockholders Agreement may consider both the interests of such TPG Investor and such TPG Investor's obligations under the Stockholders Agreement in exercising such Board of Directors member's powers, rights and duties as a director of the Corporation."

We are unsure as to why directors would support such a convoluted position regarding Mr. Wolford's status on the Board and further commit itself to such poor corporate governance practices. We are also unsure as to who has so firmly committed the Board to its current path in interpreting the governing documents. Given your fiduciary obligation to shareholders, we suggest directors immediately clarify the glaring discrepancy in e.l.f.'s filings with the SEC.

Conclusion

The current independent directors may have the best intentions, but the Board, collectively and thus far, has fostered an environment of poor corporate governance and limited accountability to the public shareholders. Perhaps the Board is in the process of changing its stance, but our level of confidence that critical issues facing the Company will be addressed remains low.

With the newfound revelations concerning executive grants, we believe additional change is required to address the severe deficiencies affecting e.l.f. Given Richard Wolford's role on the Compensation Committee during a period of irregular equity grants and his questionable status as a former TPG-designated director, we believe it is appropriate for him to step down from the Board at this time. Moreover, we believe that the Compensation Committee must add a third member to further dilute TPG's influence on what has been nothing short of a corporate governance disaster for shareholders of the Company.

In summary, we strongly recommend that the e.l.f. Board take the following actions:

- Add new shareholder-oriented directors to the Board who do not have a connection to TPG.
- Accept Richard Wolford's resignation as a director.
- Engage independent counsel to fully reassess the Second Amended and Restated Stockholders Agreement dated March 3, 2017.
- Add a third non-TPG designated director to the Compensation Committee.
- Separate the role of Chairman and CEO.

If our latest findings do not spark great concern and deep consideration among individual directors on the Board, we are unsure if anything will. These grave matters would require a tremendous level of cognitive dissonance to simply ignore.

We remain open to working with the Board to improve performance and corporate governance at the Company. Please let us know if we can be of any assistance.

Sincerely,

Mario D. Cibelli
Managing Member